3628

Okalla Corp.

Suite 4303-9th Street SE
Calgary, Alberta, T2G 3C8
PHONE: 1-403-537-9940

RECEIVED
2007 JUL -5 P 1:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07024950

FILE No.
82-4221

June 22, 2007

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: **Foreign Private Issuer Exemption File No. 82-4221**

Please find enclosed 3 copies of our news release dated June 22, 2007.

Yours truly,

OKALLA CORP.

B O'Neill

BARBARA O'NEILL

cc. AOK-USSC File

Enclosures

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

7/11

FILE No.
82-4221

OKALLA CORP.

Calgary, AB Canada
June 22, 2007
TSXV Symbol: AOK

NEWS RELEASE

Okalla Corp. Settles Debt And Appoints New Corporate Secretary

Okalla Corp. ("Okalla"), listed on the TSX Venture Exchange Inc. under the trading symbol "AOK", is pleased to announce that it has settled $40,500 of debt by the issuance of 810,000 common shares at a price of $0.05 per common share. The Corporation's debt arises pursuant to the accrued but unpaid management fees of two former senior officers of one of its 100% owned subsidiaries. Okalla will now have 90,924,085 common shares issued and outstanding. All of the shares issued pursuant to this issuance of shares for debt will be subject to a four month hold period.

Okalla is also pleased to announce the appointment of Scott Reeves, B.Comm., LL.B. as the Corporate Secretary. Scott Reeves is a partner at the Calgary-based corporate law firm of TingleMerrett LLP with a practice focused on securities, corporate finance and commercial transactions for emerging and growth companies and partnerships. He acts for a large number of TSX and TSX Venture Exchange-listed companies in a wide range of industries, including mining, oil and gas, real estate, technology, biotechnology and manufacturing. He also acts a director and/or corporate secretary for many public and private companies and is a member of the Alberta Advisory Board of the TSX Venture Exchange. Ms. O'Neill has resigned as Corporate Secretary due to other personal and business commitments.

About Okalla
Okalla is a publicly traded online technology company listed on the TSX Venture Exchange under the trading symbol AOK.

Contacts

Website:	www.okalla.com
Corporate Information:	www.okalla.com/about
Email:	irelation@okalla.com

Clyde Beattie, President & CEO	**or**	**Gregory Smith, CA, CFO**
Voice: 403-537-9940		Voice: 403-537-9940
Email: clyde.beattie@okalla.com		Email: greg.smith@okalla.com

OKALLA CORP.

Calgary, AB Canada
June 22, 2007
TSXV Symbol: AOK

NEWS RELEASE

Okalla Corp. Settles Debt And Appoints New Corporate Secretary

Okalla Corp. ("Okalla"), listed on the TSX Venture Exchange Inc. under the trading symbol "AOK", is pleased to announce that it has settled $40,500 of debt by the issuance of 810,000 common shares at a price of $0.05 per common share. The Corporation's debt arises pursuant to the accrued but unpaid management fees of two former senior officers of one of its 100% owned subsidiaries. Okalla will now have 90,924,085 common shares issued and outstanding. All of the shares issued pursuant to this issuance of shares for debt will be subject to a four month hold period.

Okalla is also pleased to announce the appointment of Scott Reeves, B.Comm., LL.B. as the Corporate Secretary. Scott Reeves is a partner at the Calgary-based corporate law firm of TingleMerrett LLP with a practice focused on securities, corporate finance and commercial transactions for emerging and growth companies and partnerships. He acts for a large number of TSX and TSX Venture Exchange-listed companies in a wide range of industries, including mining, oil and gas, real estate, technology, biotechnology and manufacturing. He also acts a director and/or corporate secretary for many public and private companies and is a member of the Alberta Advisory Board of the TSX Venture Exchange. Ms. O'Neill has resigned as Corporate Secretary due to other personal and business commitments.

About Okalla
Okalla is a publicly traded online technology company listed on the TSX Venture Exchange under the trading symbol AOK.

Contacts

Website:	www.okalla.com
Corporate Information:	www.okalla.com/about
Email:	irelation@okalla.com

Clyde Beattie, President & CEO
Voice: 403-537-9940
Email: clyde.beattie@okalla.com

or

Gregory Smith, CA, CFO
Voice: 403-537-9940
Email: greg.smith@okalla.com

FILE No.
82-4221

OKALLA CORP.

Calgary, AB Canada
June 22, 2007
TSXV Symbol: AOK

NEWS RELEASE

Okalla Corp. Settles Debt And Appoints New Corporate Secretary

Okalla Corp. ("Okalla"), listed on the TSX Venture Exchange Inc. under the trading symbol "AOK", is pleased to announce that it has settled $40,500 of debt by the issuance of 810,000 common shares at a price of $0.05 per common share. The Corporation's debt arises pursuant to the accrued but unpaid management fees of two former senior officers of one of its 100% owned subsidiaries. Okalla will now have 90,924,085 common shares issued and outstanding. All of the shares issued pursuant to this issuance of shares for debt will be subject to a four month hold period.

Okalla is also pleased to announce the appointment of Scott Reeves, B.Comm., LL.B. as the Corporate Secretary. Scott Reeves is a partner at the Calgary-based corporate law firm of TingleMerrett LLP with a practice focused on securities, corporate finance and commercial transactions for emerging and growth companies and partnerships. He acts for a large number of TSX and TSX Venture Exchange-listed companies in a wide range of industries, including mining, oil and gas, real estate, technology, biotechnology and manufacturing. He also acts a director and/or corporate secretary for many public and private companies and is a member of the Alberta Advisory Board of the TSX Venture Exchange. Ms. O'Neill has resigned as Corporate Secretary due to other personal and business commitments.

About Okalla
Okalla is a publicly traded online technology company listed on the TSX Venture Exchange under the trading symbol AOK.

Contacts

Website:	www.okalla.com
Corporate Information:	www.okalla.com/about
Email:	irelation@okalla.com

Clyde Beattie, President & CEO or **Gregory Smith, CA, CFO**

Clyde Beattie: Voice: 403-537-9940
Email: clyde.beattie@okalla.com

Gregory Smith: Voice: 403-537-9940
Email: greg.smith@okalla.com

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